

February 2, 2024

Karim Temsamani
Chief Executive Officer
Cardlytics, Inc.
675 Ponce de Leon Avenue NE, Suite 4100
Atlanta, Georgia 30308

      **Re: Cardlytics, Inc.**
          **Registration Statement on Form S-3**
          **Filed January 29, 2024**
          **File No. 333-276738**

Dear Karim Temsamani:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-3 filed January 29, 2024

General

1.    You indicate that you are registering $100 million of securities on behalf of the company and selling securityholders. On page 5, you disclose that "Selling securityholders are persons or entities that, directly or indirectly, have acquired or will from time to time acquire from us, our securities." Please revise to identify the initial transaction(s) pursuant to which the securities the selling securityholders are offering were originally sold. Please also clarify that the initial offering was completed and the securities were issued and outstanding prior to filing this registration statement on Form S-3. Revise your fee table, prospectus cover page and elsewhere as appropriate to disclose the aggregate number of shares being registered for resale. File a revised legal opinion that covers the securities to be offered for resale by the selling securityholders. Refer to Securities Act Rule 430B(b)(2) and General Instruction II.G of Form S-3. For additional guidance, refer to

Questions 228.03 and 228.04 of our Securities Act Rules Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kathleen Krebs at 202-551-3350 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Mark Ballantyne, Esq.